UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated January 19, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

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Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
Share Code: JSE: SGL; NYSE: SBGL
ISIN Code: ZAE000173951
Issuer Code: SGL
______________________________________________________________________________
PROPOSED ACQUISITION OF
STILLWATER MINING COMPANY ANTITRUST CONDITION SATISFIED
______________________________________________________________________________
Sibanye Gold Limited (“Sibanye”), is pleased to announce that Sibanye and Stillwater Mining Company (NYSE:
SWC) (“Stillwater”) has received early termination of the waiting period under the Hart-Scott-Rodino Antitrust
Improvements Act of 1976, as amended (the “HSR Act”) with respect to the proposed acquisition of Stillwater by
Sibanye (“the Transaction”), which was announced on 9 December 2016. The effect of the early termination is that the antitrust condition required for the Transaction has now been satisfied.
The Transaction is expected to close in the second calendar quarter of 2017 and remains subject to the approval of the Transaction by the holders of a majority of Stillwater’s outstanding shares, the approval of the Transaction by the holders of a majority of Sibanye’s shares present and voting, the approval of the related issuance of shares by Sibanye in the context of a potential rights issue by the holders of at least 75% of the shares present and voting, CFIUS clearance, the approval of the South African Reserve Bank and other customary conditions.
Neal Froneman, CEO of Sibanye said “Satisfying the HSR Act antitrust condition in a timely manner is an important first step towards concluding the acquisition of Stillwater. We have made very positive progress since the announcement of the Transaction and continue to work towards satisfying the outstanding conditions as soon as possible”.
Forward-looking Statements
This press release contains forward-looking statements regarding Sibanye, including, but not limited to, statements related to the anticipated closing of the acquisition of Stillwater by Sibanye and the timing thereof, and regulatory submissions, as well as other statements that are not historical facts. These forward-looking statements are based on Sibanye’s current expectations and inherently involve significant risks and uncertainties.
Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks related to Sibanye’s ability to complete the Transaction on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of closing conditions such as, without limitation, the merger agreement not being approved by the holders of a majority of Stillwater’s outstanding shares; the merger agreement not being approved by the holders of a majority of Sibanye’s shares present and voting; the issuance of shares by Sibanye in a rights offering not being approved by the holders of at least 75% of the shares present and voting, failure to obtain
CFIUS clearance and failure to obtain approval of the South African Reserve Bank; the possibility of competing offers being made; the outcome of legal proceedings that may be instituted against Sibanye and/or others related to the proposed transaction. Sibanye cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. Sibanye undertakes no duty or obligation to update any forward-
looking statements contained in this press release as a result of new information, future events or changes in its expectations.
Additional Information Regarding the Transaction and Where to Find It

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On 9 December 2016, Sibanye announced that it had entered into a definitive agreement to acquire all of the outstanding common stock of Stillwater for US$18.00 per share in cash or US$2.2 billion in aggregate. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Sibanye stock. The circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the Transaction and related matters. SIBANYE
SHAREHOLDERS ARE ADVISED TO READ THE CIRCULAR AND OTHER RELEVANT DOCUMENTS WHEN
THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE
TRANSACTION. Sibanye shareholders can obtain a copy of the announcement, the circular and other documents, when they are published, from the company website, www.sibanyegold.co.za.
About Sibanye Gold Limited
Sibanye is an independent mining group domiciled in South Africa, which currently owns and operates gold, uranium and platinum group metals (“PGMs”) operations and projects throughout the Witwatersrand Basin and the western limb of the Bushveld Complex in South Africa. In addition, Sibanye is a 50 % joint venture partner in Mimosa, a PGM operation in Zimbabwe. Sibanye is the largest individual producer of gold from South
Africa, one of the 10 largest gold producers globally and the world’s fifth largest producer of PGMs. Sibanye’s corporate office is located close to Westonaria, in the province of Gauteng, near its West Wits operations. It has over 60 000 employees. Sibanye’s shares are traded on the JSE under the symbol “SGL” and its American
Depositary Shares are traded on the NYSE under the symbol “SBGL”.
About Stillwater Mining Company
Stillwater Mining Company is the only U.S. miner of PGMs and the largest primary producer of PGMs outside of
South Africa and the Russian Federation. PGMs are rare precious metals used in a wide variety of applications, including automobile catalysts, fuel cells, hydrogen purification, electronics, jewellery, dentistry, medicine and coinage. Stillwater is engaged in the development, extraction and processing of PGMs from a geological formation in south-central Montana recognised as the J-M Reef. The J-M Reef is the only known significant source of PGMs in the U.S. and the highest-grade PGM resource known in the world. Stillwater also recycles
PGMs from spent catalytic converters and other industrial sources. Stillwater owns the Marathon PGM-copper deposit in Ontario, Canada, and the Altar porphyry copper-gold deposit located in the San Juan province of
Argentina. Stillwater’s shares are traded on the New York Stock Exchange under the symbol “SWC”.
Contacts
Sibanye Investor Relations Contact:
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: January 19, 2017
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer